15,529,289 SHARES
                                -----------------
                             CUC INTERNATIONAL INC.
                                  COMMON STOCK
                           ($.01 par value per share)


     The 15,529,289 shares (the "Shares") of common stock, $.01 par value ("Common Stock"), of CUC International Inc., a Delaware corporation ("CUC" or the "Company"), which may be offered for sale from time to time pursuant to this Prospectus were issued (or, in the case of the options described below, may be issued) to certain former stockholders and optionholders (collectively, the "Selling Stockholders") of Hebdo Mag International Inc., a Canadian corporation ("Hebdo Mag") in connection with the acquisition (the "Hebdo Mag Acquisition") of all of the outstanding shares of capital stock of Hebdo Mag by Getting to Know You of Canada Ltd., a Canadian corporation and an indirect, wholly owned subsidiary of the Company ("Acquisition Sub"). See "Selling Stockholders."

     The Hebdo Mag Acquisition was consummated pursuant to the terms of (i) a Share Purchase Agreement dated as of August 13, 1997 (the "Purchase Agreement") among the Company, Hebdo Mag, certain of the Selling Stockholders and Acquisition Sub and (ii) an Agreement dated as of August 13, 1997 (the "Option Assumption Agreement") among the Company and one of the Selling Stockholders. Upon the consummation of the Hebdo Mag Acquisition, Acquisition Sub issued shares of preferred stock (the "Preferred Shares") to certain of the Selling Stockholders and the Company issued certain options to certain of the Selling Stockholders (described below) in accordance with the terms of the Purchase Agreement and the Option Assumption Agreement. The Preferred Shares are exchangeable into the Shares at an exchange rate set forth in the Purchase Agreement. The options issued by the Company pursuant to the terms of the Purchase Agreement and the Option Assumption Agreement (the "CUC Options") reflect the assumption by the Company of certain options to purchase shares of Hebdo Mag (the "Hebdo Mag Options"), on the same terms and conditions (including vesting) as the Hebdo Mag Options, as determined in accordance with the terms and conditions of the Purchase Agreement and the Option Assumption Agreement and evidenced by separate stock option agreements between the Company and each Selling Stockholder receiving CUC Options. See "Selling Stockholders."

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is October 29, 1997.

     The Company is registering the Shares as required pursuant to certain registration rights granted to the respective Selling Stockholders in connection with the consummation of the Hebdo Mag Acquisition. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders, but has agreed to bear certain expenses of registration of the Shares. See "Selling Stockholders." The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "CU." On October 27, 1997, the last reported sale price of Common Stock on the NYSE was $26-15/16 per share.


                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of reports, proxy statements, information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at the Commission's Web site at (http://www.sec.gov). Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Common Stock is listed on the NYSE, and such reports, proxy statements, information statements and other information may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (together with any amendments, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"),with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and, with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is deemed qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents (and amendments thereto) previously filed by the Company (File No. 1-10308) with the Commission pursuant to the Exchange Act are incorporated herein by reference and are made a part hereof:

            (i) The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (the "CUC 10-K"), filed with the Commission on May 1, 1997;

            (ii) The Company's Quarterly Reports on Form 10-Q for its fiscal quarters ended April 30, 1997 and July 31, 1997 (the "CUC 10-Qs"), filed with the Commission on June 16, 1997 and September 15, 1997;

            (iii) The Company's Current Reports on Form 8-K, filed with the Commission on February 4, 1997, February 13, 1997, February 26, 1997, March 17, 1997, May 29, 1997 and August 14, 1997, and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since January 31, 1997 and prior to the date of this Prospectus;

            (iv) The Joint Proxy Statement/Prospectus of CUC International Inc. and HFS Incorporated (the "CUC/HFS Proxy") on Schedule 14A filed with the Commission on August 28, 1997; and



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






            (v) The description of Common Stock in the Company's registration statements on Form 8-A, as filed with the Commission on July 27, 1984 and August 15, 1989, including any amendment or report filed for the purposes of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference and to be a part hereof on and from the date of filing of such documents. Any statement contained in a document so incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents), will be provided without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered upon the written or oral request of such person. Requests for such copies should be directed to the Company, 707 Summer Street, Stamford, Connecticut 06901,
Attention: Secretary, telephone: (203) 324-9261.


                                   THE COMPANY

     The Company is a leading technology-driven, membership-based consumer services company, providing over 70 million members with access to a variety of goods and services worldwide. These memberships include such components as shopping, travel, auto, dining, home improvement, lifestyle, vacation exchange, credit card and checking account enhancement packages, financial products and discount programs. The Company also administers insurance package programs which are generally combined with discount shopping and travel for credit union members, distributes welcoming packages which provide new homeowners with discounts for local merchants, and provides travelers with value-added tax refunds. The Company believes that it is the leading provider of membership-based consumer services of these types in the United States. The Company's membership activities are conducted principally through its Comp-U-Card division and the Company's wholly-owned subsidiaries, FISI*Madison Financial Corporation, Benefit Consultants, Inc., Interval International Inc., Entertainment Publications, Inc. and SafeCard Services, Inc., acquired as part of the Company's acquisition of Ideon Group, Inc. ("Ideon").

     The Company also offers consumer software in various multimedia forms through the CUC Software Division. During its fiscal year ended January 31, 1997, the Company acquired Davidson & Associates, Inc. ("Davidson"), Sierra On-Line, Inc. ("Sierra") and Knowledge Adventure, Inc. ("KA"). Davidson, Sierra and KA develop, publish, manufacture and distribute educational, entertainment and personal productivity interactive multimedia products for home and school use. These products incorporate characters, themes, sound, graphics, music and speech in ways that are engaging to the user for multimedia PC's, including CD-ROM-based PC systems, and selected emerging platforms.

     Recent Developments. On May 27, 1997, the Company entered into an Agreement and Plan of Merger with HFS Incorporated, a Delaware corporation ("HFS"), pursuant to which, upon the terms and subject to the conditions specified therein, HFS will be merged with and into the Company, with the Company as the surviving corporation in such merger (the "HFS Merger"). HFS is a global services provider, providing services to consumers through intermediaries in the travel and real estate industries. Upon completion of the HFS Merger, the Company, as the surviving company in the HFS Merger, will change its name to Cendant Corporation. In the HFS Merger, each share of issued and outstanding HFS common stock will be converted into the right to receive 2.4031 shares of Common Stock. Completion of the HFS Merger is subject, among other things, to approval by the shareholders of CUC and HFS. The HFS Merger will be accounted for in accordance with the pooling-of-interests method of accounting.

     On August 13, 1997, the Company entered into (i) a Share Purchase Agreement with Hebdo Mag, certain of the Selling Stockholders and Acquisition Sub, pursuant to which Acquisition Sub agreed to acquire all of the outstanding capital stock of Hebdo Mag in exchange for the issuance of the Preferred Shares and certain of the CUC Options, and (ii) an Agreement with one of the Selling Stockholders, pursuant to which the Company agreed to issue the remainder of the CUC Options. The Hebdo Mag Acquisition was consummated on October 2, 1997. Based in Paris, France, Hebdo Mag is an international publisher of over 150 titles and distributor of classified advertising information with operations in twelve countries, including Canada, France, Sweden, Hungary, the United States, Italy, Russia and Holland. The Hebdo Mag Acquisition will be accounted for in accordance with the pooling-of-interests method of accounting.

     The Company from time to time explores and conducts discussions with regard to acquisitions and other strategic corporate transactions in its industries and in other businesses. Historically, the Company has been involved in numerous transactions of various magnitudes for consideration which included cash or securities (including Common Stock) or combinations thereof. The Company will evaluate and pursue appropriate acquisition and combination opportunities as they arise. No assurance can be given with respect to the timing, likelihood or financial or business effect of any possible transaction. In the past, acquisitions by the Company have involved both relatively small acquisitions and acquisitions which have been significant, including the HFS Merger.


                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares. All of the proceeds from the sale of the Shares will be received by the Selling Stockholders.


                              SELLING STOCKHOLDERS

     Ownership of the Shares. The Selling Stockholders consist of the following former stockholders and optionholders of Hebdo Mag: Louise T. Blouin MacBain, John H. MacBain, Toronto Star Newspapers Limited, an Ontario corporation, and Eric Teyssonniere de Gramont. Assuming the exchange of all of the Preferred Shares and the exercise of all of the CUC Options, all of the Shares offered hereby will be owned, both beneficially and of record, by the Selling Stockholders as follows: (i) Toronto Star Newspapers Limited: 7,101,462 Shares pursuant to the exchange of Preferred Stock; (ii) Louise T. Blouin MacBain:
3,550,731 Shares and 314,139 Shares pursuant to the respective exchange of Preferred Stock and exercise of CUC Options; (iii) John H. MacBain: 3,550,731 Shares and 314,139 Shares pursuant to the respective exchange of Preferred Stock and exercise of CUC Options; and (iv) Eric Teyssonniere de Gramont: 698,087 shares of Common Stock pursuant to the exercise of CUC Options. Immediately prior to the consummation of the Hebdo Mag Acquisition, the Selling Stockholders, other than Eric Teyssonniere de Gramont, were the sole owners of Hebdo Mag. To the best of the Company's knowledge, the Shares are the only shares of Common Stock of the Company owned by the Selling Stockholders and will be acquired by the Selling Stockholders either in exchange for the Preferred Shares issued to them by Acquisition Sub in connection with the Hebdo Mag Acquisition and pursuant to the terms of the Purchase Agreement or pursuant to the exercise of the CUC Options, as applicable. The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders (or by broker-dealers, as described in the Plan of Distribution). The Selling Stockholders may, from time to time, offer to sell all of the Shares offered by this Prospectus.

     Pursuant to a Shareholders' Agreement dated as of October 2, 1997, (the "Shareholders' Agreement") among the Company, Acquisition Sub and the Selling Stockholders, the Preferred Shares are not exchangeable for Common Stock until the date on which the Company issues to the public its unaudited consolidated financial statements which report financial results covering at least 30 days of post-closing combined operations of the Company and Hebdo Mag. Under certain circumstances, including the passage of five years from the consummation of the Hebdo Mag Acquisition, Acquisition Sub has the right to require the Selling Stockholders who or which then hold Preferred Shares to exchange their Preferred Shares for Common Stock. The Shareholders' Agreement also contains certain anti-dilution provisions applicable to the Selling Stockholders' relative ownership of Common Stock.

     Registration Rights of the Selling Stockholders. The Company is registering the Shares as required pursuant to certain registration rights of the Selling Stockholders under the Shareholders' Agreement (the "Registration Rights"). In connection with the Registration Rights, the Company filed the registration statement, of which this Prospectus formed a part, with respect to the resale of the Shares. The effectiveness of such registration statement was a condition to the consummation of the Hebdo Mag Acquisition under the Purchase Agreement. The Company agreed to use its commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) through the earlier of (x) the first date on which all Selling Stockholders are permitted to resell such Shares pursuant to the provisions of Rule 144 promulgated under the Securities Act, or
(y) the date upon which all Shares have either been sold or otherwise transferred by the Selling Stockholders to the general public or such Shares shall have ceased to be outstanding. In addition, pursuant to the Registration Rights, the Company will bear certain costs of registering the Shares under the Securities Act, including the registration fee under the Securities Act, all other registration, qualification and filing fees, all fees and expenses of legal counsel, accountants and other persons retained by the Company, and all other expenses incurred by the Company in connection with the Company's performance of or compliance with the Registration Rights (excluding, without limitation, all underwriting discounts, selling commissions and transfer taxes applicable to the sale of the Shares and the cost of any separate legal counsel or other advisors retained by the Selling Stockholders). In addition, pursuant to the Registration Rights, the Company, on the one hand, and the Selling Stockholders, on the other hand, have agreed to indemnify each other and certain other parties for certain liabilities, including liabilities under the Securities Act, with respect to certain inaccuracies which might be contained in this Prospectus and the registration statement and any amendments and supplements thereto.

     Employment and Other Special Relationships of the Selling Stockholders. The Selling Stockholders were directors and/or officers of Hebdo Mag, including Louise T. Blouin MacBain, who was the Chairman and Co-Chief Executive Officer of Hebdo Mag, and John H. MacBain, who is the President and Co-Chief Executive Officer of Hebdo Mag, and Eric Teyssonniere de Gramont. In addition to the Share Purchase Agreement and the CUC Options, Louise T. Blouin MacBain and John H. MacBain entered into employment agreements (the "MacBain Employment Agreements") with the Company for terms of five years and two months from the date of the consummation of the Hebdo Mag Acquisition at a base salary of French Francs 275,000 (or approximately $45,000) per year, plus certain employee stock options (in addition to the CUC Options) and the right to participate in the Company's employee benefit package. Louise T. Blouin MacBain, John H. MacBain and Toronto Star Newspapers Limited entered into non-competition agreements (the "Hebdo Mag Non-Competition Agreements") that provide, subject to the terms and conditions thereof, that they will not compete with certain of the Company's operations for a period of five years following the consummation of the Hebdo Mag Acquisition. To the best knowledge of the Company, except as set forth above, none of the Selling Stockholders are, or have been in the past three years, a director or officer of the Company or any of its affiliates. Except for the transactions contemplated by the Share Purchase Agreement, the Option Assumption Agreement, the CUC Options, the MacBain Employment Agreements and the Hebdo Mag Non-Competition Agreements, to the best knowledge of the Company, there is not, and there has not been in the past three years, any material relationship between the Company and its affiliates, on the one hand, and the Selling Stockholders and their respective affiliates, on the other. Following the exchange of the Preferred Shares and the exercise of the CUC Options, the Selling Stockholders will own the Shares and the Selling Stockholders have advised the Company that they may resell such Shares from time to time.


                              PLAN OF DISTRIBUTION

     The Selling Stockholders have advised the Company that the Shares may be sold from time to time on the NYSE or any national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, or through negotiated transactions or otherwise. The Shares will be sold at prices and on terms then prevailing, at prices related to the then-current market price, or at negotiated prices. The Selling Stockholders, or their respective pledgees, donees, distributees, transferees or other successors-in-interest (collectively, "Transferees") or certain counterparties to derivatives transactions with the Selling Stockholders or Transferees may effect sales of the Shares directly or by or through underwriters, brokers, dealers or agents and the Shares may be sold by one or more of the following methods: (a) ordinary brokerage transactions, (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus, and (c) in "block" sales. At the time a particular offer is made, a Prospectus Supplement, if required, will be distributed that sets forth the name or names of underwriters, brokers, dealers or agents, any commissions and other terms constituting compensation and any other required information. In effecting sales, broker-dealers engaged by the Selling Stockholders, Transferees and/or the purchasers of the Shares may arrange for other broker-dealers to participate. Broker-dealers will receive commissions, concessions or discounts from the Selling Stockholders, Transferees and/or the purchasers of the Shares in amounts to be negotiated prior to the sale. Sales will be made only through broker- dealers registered as such in a subject jurisdiction or in transactions exempt from such registration.

     The Selling Stockholders and Transferees may enter into hedging transactions with broker-dealers with respect to the Preferred Shares or the Shares. In connection with such transactions, broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with the Selling Stockholders and Transferees. The Selling Stockholders and Transferees may also sell the Shares short and redeliver the Shares to close out the short positions. The Selling Stockholders and Transferees may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares. The Selling Stockholders and Transferees may also loan or pledge the Shares to a financial institution or a broker-dealer and the financial institution or the broker-dealer may sell the Shares so loaned or upon a default the financial institution or the broker-dealer may effect sales of the pledged shares. In addition to the foregoing, the Selling Stockholders and Transferees may, from time to time, enter into other types of hedging transactions.

     In offering the Shares covered by this Prospectus, the Selling Stockholders, Transferees and any brokers, dealers or agents who participate in a sale of the Shares by the Selling Stockholders and Transferees may be considered "underwriters" within the meaning of Section 2(11) of the Securities Act, and, in such event, any commissions received by them and any profit on the resale of Shares may be deemed underwriting commissions or discounts under the Securities Act.


                                  LEGAL MATTERS

     The legality of the Shares has been passed upon for the Company by Amy N. Lipton, Esq., who is the Senior Vice President and General Counsel of the Company and holds Common Stock and options to acquire shares of Common Stock.


                                     EXPERTS

     The consolidated financial statements and schedule of the Company appearing in the CUC 10-K incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference which, as to the years ended January 31, 1996 and 1995, is based in part on the reports of Deloitte & Touche LLP, independent auditors of Sierra, KPMG Peat Marwick LLP, independent auditors of Davidson, and Price Waterhouse LLP, independent accountants of Ideon. The financial statements and schedule referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended April 30, 1997 and 1996, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in the Company's Form 10-Q for the period ended April 30, 1997, incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because the report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

     The financial statements of HFS and its consolidated subsidiaries, except PHH Corporation ("PHH"), as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated in this Prospectus by reference from the CUC/HFS Proxy have been audited by Deloitte & Touche LLP, as stated in their reports which are incorporated herein by reference. The financial statements of PHH (consolidated with those of HFS) as of December 31, 1996 and January 31, 1996 and for the year ended December 31, 1996 and each of the years in the two-year period ended January 31, 1996 have been audited by KPMG Peat Marwick LLP, as stated in their report incorporated herein by reference. Their report contains an explanatory paragraph that states that PHH adopted the provisions of Statement of Financial Standards No. 122 "Accounting for Mortgage Service Rights" in the year ended January 31, 1996. Such financial statements of HFS and its consolidated subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.

     The consolidated financial statements of Century 21 NORS as of and for the year ended July 31, 1995, have been incorporated by reference herein from the CUC/HFS Proxy in reliance upon the report dated January 12, 1995 of White, Nelson & Co. LLP, independent certified public accountants, incorporated by reference herein, given upon the authority of said firm as experts in accounting and auditing.

     The Independent Auditor's Report relating to the consolidated financial statements of Century 21 Real Estate Inc. and subsidiaries as of and for the years ended July 31, 1995, 1994 and 1993, has been incorporated by reference herein from the CUC/HFS Proxy in reliance upon the report dated September 25, 1995, of Tony H. Davidson, CPA independent certified public accountant, incorporated by reference herein, given upon the authority of said individual as experts in accounting and auditing.

     The consolidated balance sheets of Coldwell Banker Corporation ("Coldwell Banker") and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the two years in the period ended December 31, 1995, have been incorporated by reference herein from the CUC/HFS Proxy in reliance upon the report dated February 27, 1996 of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The financial statements of Century 21 of Eastern Pennsylvania, Inc. (an "S" corporation) as of and for the years ended April 30, 1995 and 1994, have been incorporated by reference herein from the CUC/HFS Proxy in reliance upon the report dated June 22, 1995 of Woolard, Krajnik & Company, LLP, independent certified public accountants, incorporated by reference herein, given upon the authority of said firm as experts in accounting and auditing.

     The consolidated statements of operations, stockholders' equity and cash flows for the three months ended December 31, 1993 and the consolidated statements of operations and cash flows for the nine months ended September 30, 1993 of Coldwell Banker and subsidiaries (formerly Coldwell Banker Residential Holding Company and subsidiaries) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein from the CUC/HFS Proxy by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Avis, Inc. as of February 29, 1996 and February 28, 1995 and for each of the three years in the period ended February 29, 1996 incorporated by reference in this Prospectus by reference to the CUC/HFS Proxy have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of Resort Condominiums International, Inc. as of and for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report dated February 23, 1996, except for Notes 9 to 11, as to which the date is February 7, 1997, and have been incorporated herein by reference from the CUC/HFS Proxy. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

=====================================    =======================================


No dealer, salesperson or other
individual has been authorized to
give any information or to make any               15,529,289 SHARES
representation not contained in this
Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby in any jurisdiction or to any person to whom it is unlawful
to make such offer solicitation.                CUC International Inc.
Neither the delivery of this
Prospectus nor any sale made hereunder
shall, under any circumstances,
create any implication that the
information contained herein is
correct as of any date subsequent
to the date hereof.

             -------------

           TABLE OF CONTENTS

                                  Page
                                                    COMMON STOCK
Available Information.............   2       ($.01 par value per share)
Incorporation of Certain Documents
  By Reference....................   2
The Company.......................   3
Use of Proceeds...................   4
Selling Stockholders..............   4
Plan of Distribution..............   5
Legal Matters.....................   6
Experts...........................   6         ___________________

                                                   PROSPECTUS
                                               --------------------


                                                 October 29, 1997


=====================================    =======================================